Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Vertex Energy, Inc.
(Formerly Vertex Holdings, L.P.'s assets, liabilities and operations related to certain divisions)

We consent to incorporation by reference in this Registration Statement of Vertex Energy, Inc., (Formerly Vertex Holdings, L.P.'s assets, liabilities and operations related to certain divisions) on Form S-8 to be filed with the Commission on or about September 29, 2009 of our Report of Independent Registered Public Accounting Firm dated June 15, 2009 covering the balance sheets of Vertex Energy, Inc., (Formerly Vertex Holdings, L.P.'s assets, liabilities and operations related to certain divisions) as of December 31, 2008 and 2007 and the related statements of operations, stockholders’ deficit, and cash flows for each of the years then ended.

LBB & Associates Ltd., LLP

Houston, Texas
September 29, 2009